                            ------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               THE GNI GROUP, INC.
                                (Name of Issuer)

                            ------------------------

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                            ------------------------

                                   362022 10 5
                                 (CUSIP Number)

                            ------------------------

                                Ms. Dawn S. Born
                             2525 Battleground Road
                             Deer Park, Texas 77536
                                 (281) 930-0350

                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)

                            ------------------------

                                February 12, 1998
             (Date of Event which Requires Filing of this Statement)

                   If the filing person has previously filed a
                    statement on Schedule 13G to report this
                              acquisition which is
                 the subject of this Schedule 13D, and is filing
                this Schedule because of Rule 13d-1(b)(3) or (4),
                          check the following box: [ ].

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the
              Securities Exchange Act of 1934 ("Act") or otherwise
                  subject to the liabilities of that section of
                       the Act but shall be subject to all
                      other provisions of the Act (however,
                                 see the Notes).

                            ------------------------

                              Page 1 of 15 Pages.

CUSIP NO.: 362022 10 5

                                  SCHEDULE 13D

================================================================================
      1       NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

              Dawn S. Born
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) [   ]
              (b) [xx ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS
              OO
              This statement is being filed as a result of the execution by officers and directors of a voting agreement, and does not relate to the purchase of securities by any of the Reporting Persons.
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)

              [  ]
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
--------------------------------------------------------------------------------
      7       Sole Voting Power

              0
--------------------------------------------------------------------------------
      8       SHARED VOTING POWER

              981,384 (See Item 5)
--------------------------------------------------------------------------------
      9       SOLE DISPOSITIVE POWER

              1500
--------------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              981,384 (See Item 5)
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*

              [  ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              14.7%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
================================================================================

CUSIP NO.: 362022 10 5

                                  SCHEDULE 13D

================================================================================
      1       NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

              Newton E. Dudney, M.D.
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) [   ]
              (b) [xx ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS
              OO
              This statement is being filed as a result of the execution by officers and directors of a voting agreement, and does not relate to the purchase of securities by any of the Reporting Persons.
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)

              [  ]
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
--------------------------------------------------------------------------------
      7       Sole Voting Power

              0
--------------------------------------------------------------------------------
      8       SHARED VOTING POWER

              981,384 (See Item 5)
--------------------------------------------------------------------------------
      9       SOLE DISPOSITIVE POWER

              44,959
--------------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              0

--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              981,384 (See Item 5)
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*

              [     ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              14.7%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
================================================================================

CUSIP NO.: 362022 10 5

                                  SCHEDULE 13D

================================================================================
      1       NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

              Titus H. Harris, Jr.
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) [   ]
              (b) [xx ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS
              OO
              This statement is being filed as a result of the execution by officers and directors of a voting agreement, and does not relate to the purchase of securities by any of the Reporting Persons.
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)

              [  ]
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
--------------------------------------------------------------------------------
      7       Sole Voting Power

              0
--------------------------------------------------------------------------------
      8       SHARED VOTING POWER

              981,384 (See Item 5)
--------------------------------------------------------------------------------
      9       SOLE DISPOSITIVE POWER

              163,055
--------------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              981,384 (See Item 5)
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*

              [   ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              14.7%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
================================================================================

CUSIP NO.: 362022 10 5

                                  SCHEDULE 13D
================================================================================
      1       NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

              Carl V Rush, Jr.
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) [   ]
              (b) [xx ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS
              OO
              This statement is being filed as a result of the execution by officers and directors of a voting agreement, and does not relate to the purchase of securities by any of the Reporting Persons.
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)

              [  ]
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
--------------------------------------------------------------------------------
      7       Sole Voting Power

              0
--------------------------------------------------------------------------------
      8       SHARED VOTING POWER

              981,384 (See Item 5)
--------------------------------------------------------------------------------
      9       SOLE DISPOSITIVE POWER

              5,000
--------------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              981,384 (See Item 5)
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*

              [     ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              14.7%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
================================================================================

CUSIP NO.: 362022 10 5

                                  SCHEDULE 13D

================================================================================
      1       NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

              G. Stacy Smith
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) [   ]
              (b) [xx ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS
              OO
              This statement is being filed as a result of the execution by officers and directors of a voting agreement, and does not relate to the purchase of securities by any of the Reporting Persons.
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)

              [  ]
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
--------------------------------------------------------------------------------
      7       Sole Voting Power

              0
--------------------------------------------------------------------------------
      8       SHARED VOTING POWER

              981,384 (See Item 5)
--------------------------------------------------------------------------------
      9       SOLE DISPOSITIVE POWER

              0
--------------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              45,000
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              981,384 (See Item 5)
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*

              [     ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              14.7%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
================================================================================

CUSIP NO.: 362022 10 5

                                  SCHEDULE 13D
================================================================================
      1       NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

              Titus H. Harris, III
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) [   ]
              (b) [xx ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS
              OO
              This statement is being filed as a result of the execution by officers and directors of a voting agreement, and does not relate to the purchase of securities by any of the Reporting Persons.

--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)

              [  ]
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
--------------------------------------------------------------------------------
      7       Sole Voting Power

              0
--------------------------------------------------------------------------------
      8       SHARED VOTING POWER

              981,384 (See Item 5)
--------------------------------------------------------------------------------
      9       SOLE DISPOSITIVE POWER

              57,370
--------------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              981,384 (See Item 5)
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*

              [     ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              14.7%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
================================================================================

CUSIP NO.: 362022 10 5

                                  SCHEDULE 13D

================================================================================
      1       NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

              Richard M. Cochrane
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) [   ]
              (b) [xx ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS
              OO
              This statement is being filed as a result of the execution by officers and directors of a voting agreement, and does not relate to the purchase of securities by any of the Reporting Persons.
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)

              [  ]
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
--------------------------------------------------------------------------------
      7       Sole Voting Power

              0
--------------------------------------------------------------------------------
      8       SHARED VOTING POWER

              981,384 (See Item 5)
--------------------------------------------------------------------------------
      9       SOLE DISPOSITIVE POWER

              1,000
--------------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              981,384 (See Item 5)
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*

              [     ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              14.7%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
================================================================================

CUSIP NO.: 362022 10 5

                                  SCHEDULE 13D

================================================================================
      1       NAME OF REPORTING PERSON; S.S. OR IRS IDENTIFICATION NUMBER

              Sue M. Harris
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
              (a) [   ]
              (b) [xx ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY

--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS
              OO
              This statement is being filed as a result of the execution by officers and directors of a voting agreement, and does not relate to the purchase of securities by any of the Reporting Persons.
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) OR 2(e)

              [  ]
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
--------------------------------------------------------------------------------
      7       Sole Voting Power

              0
--------------------------------------------------------------------------------
      8       SHARED VOTING POWER

              981,384 (See Item 5)
--------------------------------------------------------------------------------
      9       SOLE DISPOSITIVE POWER

              106,500
--------------------------------------------------------------------------------
     10       SHARED DISPOSITIVE POWER

              0
--------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              981,384 (See Item 5)
--------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*

              [     ]
--------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              14.7%
--------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              IN
================================================================================

                                  SCHEDULE 13D

Item 1.  Security and Issuer.

     This Statement on Schedule 13D relates to the common stock, par value $.01 per share of The GNI Group, Inc., a Delaware corporation ("GNI"). The principal executive offices of GNI are located at 2525 Battleground Road, Deer Park, Texas 77536.

Item 2.  Identity and Background.

     (a) This Statement is filed by Ms. Dawn S. Born, Mr. Newton E. Dudney, M.D., Mr. Titus H. Harris, Jr., Mr. Carl V Rush, Jr., Mr. G. Stacy Smith, Mr. Titus H. Harris, III, Mr. Richard M. Cochrane and Ms. Sue Harris (the "Reporting Persons"), by virtue of the relationship created by the Management Voting Agreement dated as of February 11, 1998 between Green I Acquisition Corp., a Delaware corporation ("Green") and the Reporting Persons (the "Management
Voting Agreement").

     (b) Ms. Born is a United States citizen whose business address is 2525 Battleground Road, Deer Park, Texas 77536. Dr. Newton E. Dudney is a United States citizen whose business address is 400 Medical Center Boulevard, Suite 203, Webster, Texas 77598. Mr. Titus H. Harris, Jr. is a United States citizen whose business address is 5599 San Felipe, Suite 201, Houston, Texas 77056. Mr. Carl V Rush, Jr. is a United States citizen whose business address is 2525 Battleground Road, Deer Park, Texas 77536. Mr. G. Stacy Smith is a United States citizen whose business address is 300 Crescent Court, Suite 830, Dallas, Texas 75201. Mr. Titus H. Harris, III is a United States citizen whose business address is 2525 Battleground Road, Deer Park, Texas 77536. Mr. Richard M. Cochrane is a United States citizen whose business address is 2525 Battleground Road, Deer Park, Texas 77536. Ms. Harris is a United States citizen whose address is 5599 San Felipe, Suite 301, Houston, Texas 77056.

     (c) Ms. Born serves as Vice President and General Counsel of GNI. Dr. Dudney is a physician engaged in private practice in League City, Texas and serves as a director of GNI. Mr. Harris, Jr. is Chairman of the investment banking firm of Harris Webb & Garrison and serves as a director of GNI. Mr. Rush serves as a director and as President and Chief Executive Officer of GNI. Mr. Smith is the general partner of Walker Smith Capital, a private investment partnership and serves as a director of GNI. Mr. Harris, III serves as Executive Vice President, Chief Financial Officer and Secretary of GNI. Mr. Cochrane is Vice President and General Manager of GNI Chemicals Corporation, a wholly owned subsidiary of GNI. Ms. Harris is married to Mr. Titus H. Harris, Jr.

     (d) None of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

     This statement is being filed as the result of the execution by officers and directors of the Management Voting Agreement, and does not relate to the purchase of securities.

Item 4. Purpose of Transaction.

     On February 12, 1998, GNI and Green entered into an Agreement and Plan of Merger, a copy of which is attached hereto and made a part hereof as Exhibit A (the "Merger Agreement"). The Merger Agreement provides, among other things, for the merger of Green with and into GNI (the "Merger"), with GNI as the surviving corporation (the "Surviving Corporation"). Under the terms of the Merger Agreement, which is subject to majority shareholder approval and regulatory review, the outstanding Shares (other than certain shares (the "Rollover Shares") that will be retained by certain members of GNI's management (the "Rollover Shareholders")) will be converted into the right to receive $7 per Share in cash. The Merger will become effective at such time as the certificate of merger is duly filed with the Secretary of State of the State of Delaware or at such later time as is specified in the certificate of merger (the "Effective Time"). From and after the Effective Time, the Surviving Corporation will possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities and duties of GNI and Green, all as provided under Delaware Law. The Merger is subject to customary conditions, including the approval and adoption of the Merger Agreement by the stockholders of GNI.

     Pursuant to the terms of the Merger Agreement, after the Effective Time the charter and by-laws of GNI will be amended and restated as of the Effective Time. The Merger Agreement also calls for the resignation of certain members of GNI's current board of directors. As a result of the Merger and the transactions contemplated under the Merger Agreement, the Shares will be delisted from the NASDAQ and their registration pursuant to the Securities Exchange Act of 1934 will terminate.

     In connection with the execution of the Merger Agreement, Green also entered into a voting agreement, dated February 11, 1998, with the Rollover Shareholders and certain other members of management. Green also entered into separate voting agreements, dated February 11, 1998, with Robert Fleming, Inc. (the "Fleming Voting Agreement") and Heartland Advisors, Inc. (the "Heartland Voting Agreement," and, together with the Fleming Voting Agreement and the Management Voting Agreement, the "Voting Agreements"). The Reporting Persons, Robert Fleming, Inc. and Heartland Advisors, Inc. are collectively referred to herein as the Stockholders.

     During the period (the "Agreement Period") beginning on February 11, 1998 and ending on the Termination Date (as defined in the Merger Agreement), each of the Stockholders has agreed not to directly or indirectly (i) except pursuant to the terms of the Merger Agreement or their respective Voting Agreement, offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, enforce or permit the execution of the provisions of any redemption agreement with GNI or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, or exercise any discretionary powers to distribute, any or all of such Stockholder's Shares subject to such Stockholder's respective Voting Agreement or any interest therein, including any trust income or principal, except in each case to a permitted transferee (a "Permitted Transferee"), who is or agrees to become bound by the Stockholder's respective Voting Agreement; (ii) except as contemplated by the respective Voting Agreement, grant any proxies or powers of attorney with respect to any Shares; or (iii) take any action that would make any representation or warranty of such Stockholder contained in such Stockholder's respective Voting Agreement untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing such Stockholder's obligations under its respective Voting Agreement.

     Each Stockholder has waived any rights of appraisal or rights to dissent from the Merger that such Stockholder may have. The Stockholders have represented that no beneficiary who is a beneficial owner of Shares under any trust has any right of appraisal or right to dissent from the Merger which has not been so waived.

     Unless the Shares held by any trust which are presently subject to the terms of any Voting Agreement are transferred to one or more Stockholders (and remain subject in all respects to the terms of the respective Voting Agreement) or other Permitted Transferees who upon receipt of such Shares become signatories to such Voting Agreement, the Stockholders who are trustees shall not take any action to terminate, close or liquidate any such trust and shall take all steps necessary to maintain the existence thereof at least until the first to occur of (i) the Effective Time and (ii) the Termination Date.

     The parties to the Management Voting Agreement have agreed to take all actions necessary to cause any Rollover Shares that constitute Pledged Shares (as defined in the Management Voting Agreement) prior to the Effective Time to be free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever.

     Each Stockholder under such Stockholder's respective Voting Agreement has agreed that, until the Termination Date, such Stockholder shall vote (or cause to be voted) the Shares subject to such Voting Agreement held of record or beneficially by such Stockholder (i) in favor of the Merger, the execution and delivery by GNI of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and its respective Voting Agreement and any actions required in furtherance thereof;
(ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of GNI under the Merger Agreement or its respective Voting Agreement; and (iii) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement or any such actions identified in writing to Green in advance): (A) any extraordinary corporate transaction, including, without limitation, a merger, consolidation or other business combination involving GNI or its subsidiaries; (B) a sale, lease or transfer of a material amount of assets of GNI or its subsidiaries or a reorganization, recapitalization, dissolution or liquidation of GNI or its subsidiaries; (C) any change in the majority of the board of directors of GNI; (D) any material change in the present capitalization of GNI or any amendment of GNI's Certificate of Incorporation or By-Laws; (E) any other material change in GNI's corporate structure or business; or (F) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially adversely affect the Merger or the transactions contemplated by the Merger Agreement or the Stockholder's respective Voting Agreement.

     Each Stockholder has appointed Green and any designee of Green, each of them individually, such Stockholder's irrevocable (until the Termination Date) proxy and attorney-in-fact (with full power of substitution) to vote such Stockholder's Shares as described above. The proxy is irrevocable (until the Termination Date) and coupled with an interest. Each Stockholder has agreed to take such further action and execute such other instruments as may be necessary to effectuate the intent of the proxy and has revoked any proxy previously granted by such Stockholder with respect to such Stockholder's Shares.

     The Reporting Persons have been informed that 399 Venture Partners, Inc. will, along with certain other investors, prior to the Effective Time, invest in Green, and that Green will use the proceeds of those investments, as well as the proceeds of the Debt Financing (as defined in the Merger Agreement), in order to effect the consummation of the transactions contemplated by the Merger Agreement.

Item 5.  Interest in Securities of the Issuer

     Ms. Born has the sole power to dispose of the 1,500 shares held by her.
By virtue of the Management Voting Agreement described under Item 2, the Reporting Persons have agreed to vote in favor of the adoption and approval of the Merger Agreement. Therefore, Ms. Born, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), may be deemed to be the beneficial owner of the 981,384 shares owned by all of the Reporting Persons, which represent 14.7% of the outstanding shares of GNI. Other than the 1,500 shares held by her, Ms. Born disclaims beneficial ownership of the shares held by the Reporting Persons.

     Dr. Dudney has the sole power to dispose of the 44,959 shares held by him. By virtue of the Management Voting Agreement described under Item 2, the Reporting Persons have agreed to vote in favor of the adoption and approval of the Merger Agreement. Therefore, Dr. Dudney, pursuant to Rule 13d-3 of the Exchange Act, may be deemed to be the beneficial owner of the 981,384 shares owned by all of the Reporting Persons, which represent 14.7% of the outstanding shares of GNI. Other than the 44,959 shares held by him, Dr. Dudney disclaims beneficial ownership of the shares held by the Reporting Persons.

     Mr. Titus H. Harris, Jr. has the sole power to dispose of 2,000 shares held by him. Mr. Harris shares the power to dispose 161,055 shares which are the subject of a Pledge Agreement with a third party. By virtue of the Management Voting Agreement described under Item 2, the Reporting Persons have agreed to vote in favor of the adoption and approval of the Merger Agreement. Therefore, Mr. Titus Harris Jr., pursuant to Rule 13d-3 of the Exchange Act, may be deemed to be the beneficial owner of the 981,384 shares owned by all of the Reporting Persons, which represent 14.7% of the outstanding shares of GNI. Other than the 163,055 shares held by him, Mr. Harris disclaims beneficial ownership of the shares held by the Reporting Persons.

     Mr. Carl V Rush, Jr. has the sole power to dispose of the 5,000 shares held by him. By virtue of the Management Voting Agreement described under Item 2, the Reporting Persons have agreed to vote in favor of the adoption and approval of the Merger Agreement. Therefore, Mr. Rush pursuant to Rule 13d-3 of the Exchange Act, may be deemed to be the beneficial owner of the 981,384 shares owned by all of the Reporting Persons, which represent 14.7% of the outstanding shares of GNI. Other than the 5,000 shares held by him, Mr. Rush disclaims beneficial ownership of the shares held by the Reporting
Persons.

     Mr. Titus H. Harris, III has the sole power to dispose of the 57,370 shares held by him. By virtue of the Management Voting Agreement described under
Item 2, the Reporting Persons have agreed to vote in favor of the adoption and approval of the Merger Agreement. Therefore, Mr. Titus H. Harris III, pursuant to Rule 13d-3 of the Exchange Act, may be deemed to be the beneficial owner of the 981,384 shares owned by all of the Reporting Persons, which represent 14.7% of the outstanding shares of GNI. Other than the 57,370 shares held by him, Mr. Harris, disclaims beneficial ownership of the shares held by the Reporting Persons.

     Mr. Cochrane has the sole power to dispose of the 1,000 shares held by him. By virtue of the Management Voting Agreement described under Item 2, the Reporting Persons have agreed to vote in favor of the adoption and approval of the Merger Agreement. Therefore, Mr. Cochrane, pursuant to Rule 13d-3 of the Exchange Act, may be deemed to be the beneficial owner of the 981,384 shares owned by all of the Reporting Persons, which represent 14.7% of the outstanding shares of GNI. Other than the 1,000 shares held by him, Mr. Cochrane disclaims beneficial ownership of the shares held by the Reporting Persons.

     Mr. G. Stacy Smith shares dispositive power with respect to the 45,000 shares reported by him. Mr. Smith is a 50% owner of WS Capital, L.L.C., which is the sole general partner of Walker Smith Capital, L.P., the direct beneficial owner of the 45,000 shares reported by Mr. Smith. Mr. Smith disclaims beneficial ownership of 41,058 shares of the Common Stock held by Walker Smith Capital, L.P. In addition, by virtue of the Management Voting Agreement described under
Item 2, the Reporting Persons have agreed to vote in favor of the adoption and approval of the Merger Agreement. Therefore, Mr. G. Stacy Smith, pursuant to Rule 13d-3 of the Exchange Act, may be deemed to be the beneficial owner of the 981,384 shares owned by all of the Reporting Persons, which represents 14.7% of the outstanding shares of GNI. Other than the 3,942 shares held by Mr. G. Stacy Smith, Mr. G. Stacy Smith disclaims beneficial ownership of the shares held by the Reporting Persons.

     Ms. Harris has the sole power to dispose of the 106,500 shares held by her. By virtue of the Management Voting Agreement described under Item 2, the Reporting Persons have agreed to vote in favor of the adoption and approval of the Merger Agreement. Therefore, Ms. Harris, pursuant to Rule 13d-3 of the Exchange Act, may be the beneficial owner of the 981,384 shares owned by all of the Reporting Persons, which represent 14.7% of the outstanding shares of GNI. Other than the 106,500 shares held by her, Ms. Harris, disclaims beneficial ownership of the shares held by the Reporting Persons.

     No transactions in the Common Stock were effected during the past 60 days by the Reporting Persons named in Item 2.

     Each Reporting Person has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Sole Dispositive Shares held by such Reporting Person.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 4 with respect to the Merger Agreement and the Voting Agreements.

A copy of the Merger Agreement and the Management Voting Agreement are attached hereto as Exhibits A and B, respectively, and are incorporated herein by reference. Except for the agreements described in response to Item 4, to the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person, with respect to any securities of The GNI Group, Inc., including, but not limited to, transfer or voting arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

     A. Agreement and Plan of Merger dated as of February 12, 1998 between Green I Acquisition Corp. and The GNI Group, Inc., with Attachments

     B. Management Voting Agreement dated as of February 11, 1998 between Green I Acquisition Corp. and certain Stockholders of The GNI Group, Inc.

     C.  Joint Filing Agreement by and among the Reporting Persons.

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: February 23, 1998.

                                        DAWN S. BORN
                                        ----------------------------------------
                                        Dawn S. Born


                                        NEWTON S. DUDNEY, M.D.
                                        ----------------------------------------
                                        Newton S. Dudney, M.D.


                                        TITUS H. HARRIS, JR.
                                        ----------------------------------------
                                        Titus H. Harris, Jr.


                                        CARL V RUSH, JR.
                                        ----------------------------------------
                                        Carl V Rush, Jr.


                                        TITUS H. HARRIS, III
                                        ----------------------------------------
                                        Titus H. Harris, III


                                        G. STACY SMITH
                                        ----------------------------------------
                                        G. Stacy Smith


                                        RICHARD M. COCHRANE
                                        ----------------------------------------
                                        Richard M. Cochrane


                                        SUE M. HARRIS
                                        ----------------------------------------
                                        Sue M. Harris

                               INDEX TO EXHIBITS

   A  Agreement and Plan of Merger dated as of February 12, 1998 between
         Green I Acquisition Corp. and The GNI Group, Inc., with Attachments

   B  Management Voting Agreement dated as of February 11, 1998 between
         Green I Acquisition Corp. and certain Stockholders of The GNI Group,
         Inc.

   C  Joint Filing Agreement by and among the Reporting Persons.